1000 Six PPG Place
Pittsburgh, PA 15222-5479
June 8, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn: Ms. Tracey McKoy

RE:	Allegheny Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
File No. 1-12001
Dear Ms. McKoy:
          This letter sets forth our response to the letter dated May 25, 2010 from the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2009 (the “Comment Letter”) of Allegheny Technologies Incorporated (the “Company”).
          Set forth below is the Company’s response to the comment set forth in the Comment Letter. For your convenience, the comment is reproduced in bold text below and is followed by the Company’s response.
Definitive Proxy Statement on Schedule 14A
General
1. We note that you do not have any disclosure indicating that your compensation policies and practices for its employees are reasonably likely to have a material adverse effect on you. Please advise us of the basis for your conclusion under Item 402(s) of Regulation S-K that disclosure is not necessary and describe for us the process you undertook to reach that conclusion.
          In connection with the preparation of the Proxy Statement, the Company determined that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. Item 402(s) of Regulation S-K calls for disclosure “[t]o the extent

Ms. Tracey McKoy
U.S. Securities and Exchange Commission
June 8, 2010

that risk arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant . . . .” The Staff noted in Release No. 33-9089, which adopted Item 402(s), that “a company may under appropriate circumstances conclude that its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.” The Staff also stated in Release No. 33-9089, “We believe an approach consistent with our prior practice is appropriate and the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”
          In determining that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us, our Personnel and Compensation Committee of the Board of Directors (the “Committee”) reviewed the fundamental objectives of our compensation policies and practices to determine whether any of the elements of our compensation programs encourage excessive or inappropriate risk-taking. The Committee’s review considered not only the compensation practices and levels with respect to named executive officers but also a review of the compensation structure and variable compensation levels and performance criteria for salaried employees generally as illustrated by the pyramid graphic in our Proxy Statement. No salaried employee is given incentives to take risks that are reasonably likely to have a material adverse effect on the Company or its business because variable compensation is not only capped but is based on a number of performance criteria. In connection with its review, the Committee considered the following factors, among others, related to the Company’s compensation policies and practices that are intended to mitigate risk:
          •   The Committee has retained a compensation consultant to assist in the analysis of certain comparative market data of a selected peer group of companies and a wider group of industrial companies. With primary reliance on the peer group, and using information about the wider group of companies as a check against the peer group information, this “benchmarking” process assists the Committee with assessing the competitiveness of the Company’s programs and earnings opportunities relative to, as well as determining the approaches to compensation used by, the peer companies and other industrial enterprises. The Committee has concluded that our compensation programs and levels are generally competitive with those offered by companies within our peer group and other industrial companies.
          •   The Company offers our named executive officers a balanced and diverse mix of cash, equity and longer-term incentive compensation.
          •   The overall compensation of our named executive officers is not overly-weighted towards the achievement of performance criteria in a particular fiscal year and an appropriate portion of compensation is linked to our long-term performance, over a three- or possibly five-year period.

Ms. Tracey McKoy
U.S. Securities and Exchange Commission
June 8, 2010

          •  Our annual cash incentive program, which is our Annual Incentive Plan (“AIP”), has payouts at multiple levels of performance rather than an “all-or-nothing” approach. The target opportunities available to our named executive officers as a percentage of their base salaries are capped to protect against disproportionately large shorter-term incentives.
          •  Payouts under our AIP are based on achievement of a diverse mix of performance measures such as operating earnings, operating cash flow, manufacturing improvements, employee safety, environmental compliance and responsiveness to customers. The Committee believes this broad spectrum of performance measures coupled with relative weighting precludes excessive risk taking in the AIP.
          •  Payouts under our long-term incentive programs, our Performance/Restricted Stock Program (“PRSP”) and our Key Executive Performance Plan, are based on performance criteria that the Committee believes to be challenging yet reasonable and attainable without excessive risk-taking. The opportunities available to our named executive officers under these programs, as well as under our Total Shareholder Return Incentive Compensation Program (“TSRP”), are also capped. Furthermore, the TSRP measures returns to our shareholders relative to the shareholder returns of an identified peer group, which essentially rewards building shareholder value. The payouts for the PRSP and TSRP are made in stock, further aligning the interests of the named executive officers with building long-term shareholder value. These long-term programs promote the alignment of the interests of our named executive officers with those of our shareholders using a variety of measurements to determine the level of achievement of that goal.
          •  The Committee periodically reviews interim performance data against program performance goals as well as the Company’s business plan with a view towards identifying progress toward achieving Company goals.
          •  We have established internal controls and standards of ethics and business conduct, all of which variously help support our compensation goals and mitigate compensation risk.
          •  The payment of awards under our AIP is conditioned on adherence to the Company’s Corporate Guidelines for Business Conduct and Ethics, which addresses various legal and ethical issues and helps discourage imprudent risk-taking.
          •  The Committee generally has discretion to adjust annual incentive compensation awards under our AIP downward based on performance.
          •  The Committee has included clawback provisions in each of our compensation programs that require participants in plans to return compensation to the extent that earnings or other performance measures are improperly reported.

Ms. Tracey McKoy
U.S. Securities and Exchange Commission
June 8, 2010

          Based on these and other factors, the Committee concluded, and continues to believe, that our compensation policies and practices encourage behaviors that are aligned with our long-term interests. The Committee also concluded that our compensation policies and practices that involve short-term incentives do not comprise a disproportionate portion of the compensation of our named executive officers or other employees and do not encourage our employees to take undue risks for short-term gain. As a result, the Committee determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In the future, if the Committee determines that any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us, we will include an appropriate disclosure in applicable future filings.
Please contact the undersigned at (412) 394-2836 with any questions or comments.
Very truly yours,
/s/ Jon D. Walton
Jon D. Walton
Executive Vice President, Human
Resources, Chief Legal and
Compliance Officer, General
Counsel and Corporate Secretary
cc: L. Patrick Hassey